NO ACT

PE
12-12-14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

[redacted]

14008449

DIVISION OF
CORPORATION FINANCE

DEC 23 2014

Washington, DC 20549

December 23, 2014

A. Jane Kamenz
The Coca-Cola Company
jkamenz@coca-cola.com

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 12-23-14

Re: The Coca-Cola Company
Incoming letter dated December 12, 2014

Dear Ms. Kamenz:

This is in response to your letter dated December 12, 2014 concerning the shareholder proposal submitted to Coca-Cola by Theresa Page. We also have received a letter from the proponent dated December 22, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Theresa Page
FISMA & OMB Memorandum M-07-16

December 23, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Coca-Cola Company
Incoming letter dated December 12, 2014

The proposal relates to the board of directors.

There appears to be some basis for your view that Coca-Cola may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Coca-Cola's request, documentary support sufficiently evidencing that she satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Coca-Cola omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Coca-Cola relies.

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

FROM: Theresa Page ***FISMA & OMB Memorandum M-07-16***

December 22, 2014 **Rule 14a-8**

BY E-MAIL (shareholderproposal@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Coca-Cola Company – Notice of Intent to Omit from Proxy Materials Shareholder Proposal Submitted by Theresa Page. Dated December 12, 2014.

Received by e-mail on 12/12/2014 and a complete hard copy via FedEx on 12/18/2014.

Ladies and Gentlemen:

My intention in trying to submit my Shareholder Proposal as a Coca-Cola Company shareholder was to help this board of directors and perhaps many other Fortune 500 boards of directors to move towards gender equality.

Coincidentally, as I simplified my proposal, (see page 3) I found that the simplified resolution, if approved by the shareholders at the Spring, 2015 Annual Meeting, has the potential to motivate the board to overcome and rectify many of the harsh criticisms leveled at the Coca-Cola Company, with actions the board could easily choose to take long **before the Spring 2016 Annual Meeting.**

At most Fortune 500 companies, the boards of directors are primarily made up of a high percentage of male directors, while women directors make up only a small percentage of board members, although we are 51% of the population. The vast majority of Americans do not appreciate the importance of corporate boards of directors, which operate "under the radar," yet make monumental decisions which affect citizens' lives in myriad critical ways.

The writer is neither an attorney nor a CPA, nor a computer technical wizard, nor a highly - educated person with many graduate degree initials after her name. Rather, she is an ordinary person who will turn 80 years old before the April 2015 Annual Meeting and is somewhat crippled.

My purpose in filing my Proposed Shareholder Resolution is to urge the Coca-Cola Company to set a mandatory retirement age as when a director reaches his or her 73rd birthday. If passed by the shareholders, that would automatically open up seats on the Coca-Cola Company Board of Directors so that the remaining board members MIGHT nominate women to bring the board to 50% women members, and thus become one of the first Fortune 500 corporations to achieve true gender equality!

I smiled at the some of the case law cited by Coca-Cola Company, one citation of which seemed to imply that I have intentionally misled readers and falsified information. Nothing could be further from the truth.

Is there no room in the case law citations for an ordinary citizen, a "little old lady," sitting at her dining room table and trying to help females gain seats at the more important boardroom tables?

I acknowledge that my pleas are filled with legalese errors. I believe that Ms. Kamenz and her staff have written an appropriate letter to the SEC. I may disagree with some points, but on the law and deadlines, they have me beaten.

But I ask you to look at the human behind this proposal, on behalf of all citizens of America, particularly the women, who most often do not get seats at the boardroom tables.

I offer to you, the SEC, and Ms. Kamenz, (who is a kind and thoughtful person), a way to perhaps solve the biggest problem with my Proposed Shareholder Resolution, which is that I have not provided proof that I am indeed a holder of sufficient common stock shares to even propose such a resolution.

You may rightly wonder why I have not sent to Coca-Cola Company and the SEC proof of my holdings as requested and promised? Truth be told, ***I was very discouraged to learn that my monthly, highly detailed and very accurate, TIAA-CREF Brokerage monthly statements were inadequate, and useless to prove that I owned more than sufficient common stock shares to file a Proposed Shareholder Resolution. Actually, on 10/31/13 I owned 742.868 shares of Coca-Cola common stock shares, which is the required 12- month look- back period.***

On 11-6-14, which is when I filed the proposed shareholder resolution, I still owned 500.812 shares and continued to hold all those shares at 11-30-14 and will continue to hold them all indefinitely into the future, well past the 2015 Annual Meeting.

While that qualifies me as a ***beneficial shareholder,*** it does not apparently prove that I am a ***record shareholder.***

The relevant pages from the brokerage statements of the above dates have been scanned and are attachments at the end of this letter. But I ask that these documents not be made public in any form, for I am a very private person.

I was told that I needed to find out what firm was the Depositary Trust Company (DTC) which served the TIAA-CREF Brokerage. I was required to have them write a letter to the SEC , Coca-Cola and me verifying how many shares I owned at 10/31/13, how many shares I owned at the 11/6/14 date of my filing of the proposed shareholder resolution, and how many shares I owned at 11/30/14 to prove that I had not sold any shares.

I asked a number of people who work for TIAA-CREF in a several geographic locations, who was the DTC for the Brokerage? Some of those people seemed not even to understand the question. I did not get ANY clear answer until on Monday afternoon, December 15, when I was told that the DTC is Pershing LLC, a wholly- owned subsidiary of Bank of New York Mellon.

I contacted Pershing LLC on December 17th or 18th and was told that they could not write such a letter for me or the SEC to verify that they are holding in my name at least 500 shares of Coca-Cola Company common stock at the 3 requested dates because TIAA-CREF Brokerage is their customer.

Therefore Pershing LLC is prevented from releasing any information about my shares. I was told that afternoon that TIAA-CREF Brokerage had to write the letter, which takes us right back to square one, since my brokerage statements apparently have no value for the SEC. The upper managements of both firms are apparently discussing how to solve this dilemma.

The decrease in the number of shares held in 2013 was the result primarily of my having sold a block of Coca-Cola shares at the end of 2013 to take advantage of an offer from Congress that anyone could sell shares from one's IRA if one transferred the funds directly from the IRA to a 501-c-3 not-for-profit as a tax-free transaction if completed by 12/31/13.

(By 12/31/13, I had donated funds directly from my IRA as required, to my local domestic violence shelter, to my local homeless shelter, to my local regional food bank, to my local PBS station, and to Doctors without Borders, Heifer International, and Project Vote Smart, (a national NFP which researches and publishes every vote by every candidate at both the state and national level to provide non-partisan information used by many media companies, government officials, researchers, and ordinary citizens.)

MY SOLUTION TO MS. KAMENZ' "CONFUSION" PROBLEM

I would like to propose an easy solution to Ms. Kamenz' correct analysis of the confusion in my wording at the end off my "Final Proposal".

I would like to end the proposal with its wording at "when a board member reaches his/her 73rd birthday. *Remove all the wording which follows that.*

(I will draft some changes to the Supplemental Information addendum after the Proposed Shareholder Resolution which will be minor. But not today.)

I look forward to hearing from the SEC and Ms Kamenz that this somewhat unorthodox proposal might be acceptable to all in this "sticky wicket" problem.

EVERYONE WOULD HAVE TO AGREE TO ACCEPT THAT MY "BENEFICIAL OWNER" TIAA-CREF BROKERAGE STATEMENTS ARE TRUE AND ACCURATE. FOR MY PART, I WOULD HAVE TO AGREE THAT THE INAUGURATING OF MANY NEW BUT EXPERT BOARD MEMBERS WOULD HAVE TO WAIT UNTIL THE SPRING 2016 ANNUAL MEETING, WHICH MIGHT MAKE ME GRUMPY.

THAT WOULD PERMIT, IF THE COCA-COLA SHAREHOLDERS APPROVED OF THIS AT THE END OF APRIL, 2015, THE BOARD OF DIRECTORS OF COCA-COLA TO CONSIDER DURING LATE SPRING, 2015, ACTUALLY DISCUSSING THE SETTING OF THE MANDATORY RETIREMENT AGE FOR ALL BOARD MEMBERS AS WHEN ANYONE REACHES OR HAS REACHED HIS/HER 73RD BIRTHDAY.

TAKING INTO ACCOUNT ANY RETIREMENTS (AND THEREFORE OPEN BOARD SEATS) THE BOARD COULD DISCUSS AND PERHAPS INTERVIEW DURING 2015 POTENTIAL NEW BOARD CANDIDATES AND THEN PRESENT THEIR BIOS FOR THE 2016 ANNUAL MEETING.

ANY NEW CANDIDATES FOR BOARD SEATS COULD BE CHOSEN TO SPECIFICALLY ADDRESS MANY OF THE NEGATIVE RATING PROBLEMS AND CRITICISM CITED BY OUTSIDERS.

AND THE COCA-COLA COMPANY GETS TO GO TO THE HEAD OF THE CLASS AS A GLOBAL COMPANY WITH A FRESH, NEWLY-MINTED BOARD OF DIRECTORS WHICH MIGHT INCLUDE AT LEAST ONE WITH EXTENSIVE RISK MANAGEMENT EXPERTISE, AND PERHAPS A CPA, AND ENOUGH HIGHLY-QUALIFIED WOMEN TO BRING GENDER EQUALITY TO 50%. ATTENTION WOULD NEED TO BE PAID THAT NO ONE IS ENCUMBERED WITH TOO MANY OTHER BOARD SEATS TO BE EFFECTIVE FOR COCA-COLA.

How would this help the Coca-Cola Company's Board of Directors? There are many problems mentioned below within The Coca-Cola Company that perhaps inertia has prevented the company from tackling.

If one reads the text of the one shareholder's proposed resolution and the "Shareholder Supplemental Comments on the Proposed Resolution" in the "Coca-Cola Company Notice of 2014 Annual Meeting of Shareholders and Proxy Statement" one finds many disturbing assertions by GMI Ratings, an independent investment research firm.

At the date of the publication of the "Notice of 2014 Annual Meeting and etc." one can understand from the information in the publication that:

1.Too many of the existing directors are on too many other boards, which is often a point of contention, since over-boarded directors are less attentive to the problems of the corporation at hand.

2. Nearly 50% of the Coca-Cola Board of Directors is between 70 and 80 years old. Highly unusual.

3. Only about 27% of the Board of Directors is female. 73% are male. Not unusual for Fortune 500 corporations, many of which lack gender diversity. BUT WE WANT COCA-COLA TO BE A LEADER, NOT A FOLLOWER.

<u>AND FROM THE APPARENT ANALYSES OF GMI RATINGS , AN INDEPENDENT INVESTMENT RESEARCH FIRM:</u>

4. GMI Ratings rated the Coca-Cola Board of Directors an "F" as a board and a "D" on its Executive Pay Policies.

5. GMI apparently pointed out that Coca-Cola had "an entrenched board with 16 to 38 years tenure each for a large number of its directors." (This is to the detriment of any company because of the lack of fresh points of view, new skill sets and knowledgeable oversight.)

6. GMI Rating also pointed out "that NO independent directors (14 out of 15 perhaps) possessed even any general expertise in risk management" (which would seem of critical importance for a huge corporation with worldwide facilities and a vast number of employees).

7. GMI Ratings apparently pointed out that the corporation had a higher accounting and governance RISK than 93% of all the companies they followed. (This could easily have affected their insurance policies and rates, since the corporation appears to have been susceptible to financial fraud from both within and outside the corporation.)

8. GMI Ratings also apparently said that Coca-Cola had a higher shareholder class-action RISK than 93% of all rated companies in the Coca-Cola region.

In short, there are many negative opinions and problems to overcome.

The Coca-Cola Company

A. Jane Kamenz
Securities Counsel
Office of the Secretary
Email: jkamenz@coca-cola.com

P.O. Box 1734
Atlanta, GA 30301
(404) 676-2187
Fax: (404) 598-2187

Rule 14a-8

December 12, 2014

BY E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Coca-Cola Company – Notice of Intent to Omit from Proxy Materials Shareholder Proposal Submitted by Theresa Page

Ladies and Gentlemen:

The Coca-Cola Company, a Delaware corporation (the "Company"), submits this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareholder proposal regarding a mandatory retirement age for directors and related supporting statements (the "Final Proposal") submitted by Theresa Page (the "Proponent") from its proxy materials for its 2015 Annual Meeting of Shareowners (the "2015 Proxy Materials"). The Company requests confirmation that the Division of Corporation Finance (the "Staff") will not recommend to the Commission that enforcement action be taken if the Company excludes the Final Proposal from its 2015 Proxy Materials in reliance on the provisions of Rule 14a-8(b)(1), Rule 14a-8(f)(1) and Rule 14a-8(i)(3) under the Exchange Act described below.

In accordance with *Staff Legal Bulletin No. 14D* (November 7, 2008), this letter and its attachments are being e-mailed to the Staff at shareholderproposals@sec.gov. A copy of this letter and its attachments are simultaneously being sent to the Proponent as notice of the Company's intent to omit the Final Proposal from its 2015 Proxy Materials as required by Rule 14a-8(j). Pursuant to Rule 14a-8(k) and Section E of SLB No. 14D, the Company requests that the Proponent concurrently provide to the undersigned a copy of any correspondence that is submitted to the Commission or the Staff in response to this letter.

Pursuant to Rule 14a-8(j), this letter is being filed with the Commission, and concurrently sent to the Proponent, no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission.

The Final Proposal

The Final Proposal states:

"THEREFORE, BE IT RESOLVED

THAT AT THE SPRING 2015 ANNUAL MEETING OF COCA-COLA SHAREHOLDERS, THE SHAREHOLDERS WILL VOTE ON WHETHER TO URGE THE CORPORATE BOARD OF DIRECTORS TO SET A MANDATORY RETIREMENT AGE FOR DIRECTORS TO BE WHEN A BOARD MEMBER REACHES HIS/HER 73RD BIRTHDAY, BEGINNING WITH THE NOTICES AND PROXIES SENT WELL IN ADVANCE FOR THE 2015 ANNUAL MEETING."

Background

1. On November 6, 2014, the Company received from the Proponent a copy of a shareholder proposal (the "Original Proposal"). The Original Proposal states that the Proponent is "owner of shares with a value above $2,500." A copy of the entire Original Proposal, including the introductory and supporting statements, is attached as Exhibit A.

2. On November 11, 2014, after confirming that the Proponent was not as shareholder of record of the Company's Common Stock, the Company sent a letter by certified mail to the Proponent, acknowledging receipt of the Original Proposal and requesting (a) the Proponent's statement that her submission was intended to include a shareholder proposal for action at the Company's 2015 Annual Meeting of Shareowners, (b) proof of the Proponent's beneficial ownership of the Company's Common Stock, and (c) the Proponent's statement that she intends to continue to hold the requisite number of shares of Company Common Stock through the date of the Company's 2015 Annual Meeting of Shareowners (the "Deficiency Letter"). In the Deficiency Letter, the Company also notified the Proponent of the Company's belief that the submission contained more than one proposal in violation of Rule 14a-8(c) and the Proponent's obligation to reduce the submission to a single proposal. A copy of the Deficiency Letter, which was received by the Proponent on November 14, 2014, is attached as Exhibit B.

3. By email correspondence dated November 24, 2014, the Company advised the Proponent that the Company was only able to verify the eligibility of shareholders whose names appear in the Company's records as shareholders and recommended that the Proponent contact her broker for assistance in providing the requisite proof of ownership. The Company also reiterated that it had provided in the Deficiency Letter clear guidance on how to submit proof of ownership in accordance with Rule 14a-8 and related Staff guidance. A copy of the November 24, 2014 email is attached as Exhibit C.

4. On November 25, 2014, during a telephone conversation, the undersigned and the Proponent discussed in detail each deficiency specified in the Deficiency Letter and the requirements to remedy them. The Proponent was reminded that periodic investment statements would not demonstrate sufficient continuous ownership of the Proponent's shares of Company Common Stock to satisfy Rule 14a-8. The Company recommended that the Proponent read *Staff Legal Bulletin No. 14F* (Oct. 18, 2011) ("SLB No. 14F") and *Staff Legal Bulletin No. 14G* (Oct. 16, 2012) ("SLB No. 14G"), included in the Deficiency Letter, for information on how to submit the requisite proof of ownership.

5. On November 26, 2014, the Proponent sent a letter by email to the Company in which she submitted a revised shareholder proposal regarding a mandatory retirement age for directors (the "First Revised Original Proposal"). The First Revised Original Proposal, which modified and replaced the Original Proposal, addressed the fact that the Original Proposal included more than one shareholder proposal in violation of Rule 14a-8(c) and included the Proponent's statements that (a) her submission was intended to include a shareholder proposal for action at the Company's 2015 Annual Meeting of Shareowners, and (b) she intends to continue to hold the requisite number of shares of Company Common Stock through the date of the Company's 2015 Annual Meeting of Shareowners. A copy of the entire First Revised Original Proposal, including the introductory and supporting statements, is attached as Exhibit D.

6. The Proponent stated in her November 26, 2014 email communication accompanying the First Revised Original Proposal that she sent "a full copy of this, (with a few minor corrections) certified and return receipt requested this morning." On December 1, 2014, the Company received from the Proponent a second revised shareholder proposal (the "Second Revised Original Proposal"), which was sent by certified mail on November 26, 2014. The Second Revised Original Proposal replaced the First Revised Original Proposal. A copy of the entire Second Revised Original Proposal, including the introductory and supporting statements, is attached as Exhibit E.

7. On November 28, 2014, the Proponent sent a letter by email to the Company in which she submitted the Final Proposal, which replaced the Second Revised Original Proposal. The Final Proposal included the Proponent's statements that (a) her submission was intended to include a shareholder proposal for action at the Company's 2015 Annual Meeting of Shareowners, and (b) she intends to continue to hold the requisite number of shares of Company Common Stock through the date of the Company's 2015 Annual Meeting of Shareowners. A copy of the entire Final Proposal, including the introductory and supporting statements, is attached as Exhibit F.

8. The Proponent's stated in both letters accompanying the submission of the First Revised Original Proposal and the Final Proposal that she attached several pages of her TIAA-CREF brokerage statements from October 31, 2013 and October 31, 2014 and that she would provide a copy of the November 30, 2014 brokerage statement as soon as she received it. The Proponent also stated in her correspondence accompanying the First Revised Original Proposal and the Final Proposal that she had requested evidence of ownership from the TIAA-CREF brokerage staff. Also on November 28, 2014, the Proponent sent an email to the Company in which she stated that the "TIAA brokerage 3-4 pages from the 2 dates" would be coming. A copy of this email is attached as Exhibit G. However, no brokerage statements or other evidence of ownership were provided to the Company.

9. The Proponent's deadline for responding to the Company's Deficiency Letter was November 28, 2014.

Bases for Exclusion

The Company hereby respectfully requests that the Staff concur in our view that the Final Proposal may be excluded from the 2015 Proxy Materials pursuant to:

- Rule 14a-8(b)(1) and Rule 14-8(f)(1) because the Proponent failed to demonstrate that she is eligible to submit the Final Proposal; and

- Rule 14a-(8)(i)(3) because the Final Proposal is impermissibly vague and indefinite and materially false and misleading in violation of Rule 14a-9.

Analysis

I. The Final Proposal Is Excludable Under Rule 14a-8(b)(1) And Rule 14a-8(f)(1) Because The Proponent Failed To Establish The Requisite Eligibility To Submit The Final Proposal.

The Company may exclude the Final Proposal under Rule 14a-8(f)(1) because the Proponent failed to substantiate her eligibility to submit the Final Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides that, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal at the company's meeting of shareholders for at least one year by the date the shareholder submitted the proposal. Rule 14a-8(b)(2) provides that, if the shareowner does not appear in the company's records as a registered holder of the requisite number or value of the company's securities, the shareowner must prove its ownership by providing a written statement from the record holder of the securities or by submitting a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 verifying that shareholder's ownership.

Rule 14a-8(f)(1) provides that, if a shareholder proponent fails to satisfy the eligibility or procedural requirements of Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), the company may exclude the proposal if the company notified the proponent of the deficiency within 14 calendar days of receipt of the proposal and the proponent then fails to correct the deficiency within 14 days of receipt of the company's deficiency letter. Accordingly, the Company satisfied its obligation under Rule 14a-8 by sending the Deficiency Letter to the Proponent, which included a request for proof of the Proponent's beneficial ownership of the Company's Common Stock, as required by Rule 14-8(f)(1). In the Deficiency Letter, the Company clearly informed the Proponent of the requirements of Rule 14a-8(f)(1) and how she could cure the eligibility and procedural deficiencies in the Original Proposal. The Deficiency Notice also included a copy of Rule 14a-8, SLB No. 14F and SLB No. 14G.

The Proponent failed, following a timely and proper request by the Company, to provide any evidence of continuous ownership for the full one-year period preceding and including the date she submitted the Original Proposal on November 6, 2014 (*i.e.*, November 6, 2013 to November 6, 2014) of shares having a value of at least $2,000. In fact, the Company did not receive any ownership information from the Proponent, despite the Proponent's assertion that she had attached brokerage statements to the First Revised Original Proposal and the Final Proposal. In her correspondence accompanying the First Revised Original Proposal and Proposal, the Proponent also stated that she "requested from the TIAA-CREF brokerage staff that they obtain a statement from whichever DTF (sic) services the brokerage, a statement that I held more than $2,500 in Coca-Cola common stock at 10/31/13, which was more than 12 months prior to the submission date of 11/6/14, and that at the submission date, I continued to hold at least $2,500." In the Deficiency Letter, the Company clearly indicated that the minimum value required by Rule 14a-8(b)(1) was $2,000, not the $2,500 value stated by the Proponent. The Proponent also mentioned in her correspondence accompanying the First Revised Original Proposal and Final Proposal that she asked "TIAA to obtain a statement in writing from the DTC serving the DTC brokerage confirming all the above facts" and that she would e-mail it to the Company upon receipt. As of the date of this letter, the Proponent has not provided any proof of ownership to the Company.

Even assuming that the Proponent had provided the TIAA-CREF account statements referenced in her correspondence accompanying the First Revised Original Proposal and Final Proposal, these statements would have been insufficient to demonstrate the Proponent's *continuous* ownership of Company Common Stock for one year prior to the submission of the Original Proposal. Indeed, during a telephone conversation with Proponent on November 25, 2014, the undersigned reiterated that periodic investment statements would not demonstrate sufficient continuous ownership of the Proponent's shares of Company Common Stock.

In Section C.1.c. of *Staff Legal Bulletin No. 14* (July 13, 2001), the Staff stated that a shareholder's monthly, quarterly or other periodic investment statements do not demonstrate sufficient continuous ownership of securities. Instead, "[a] shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal." In a number of no-action letters, the Staff has permitted exclusion of proposals on the grounds that a periodic brokerage or account statement showing the proponent's ownership only at a point in time is not satisfactory documentary evidence that the proponent satisfied the minimum continuous ownership requirement under Rule 14a-8(b). *See Rite Aide Corp.* (Feb. 14, 2013) (one-page brokerage account workbook statement was insufficient proof of ownership); *E.I. du Pont de Nemours and Co.* (Jan. 17, 2012) (one-page excerpt from the proponent's monthly brokerage statement was insufficient proof of ownership); *IDACORP, Inc.* (Mar. 5, 2008) (monthly account statements were insufficient proof of ownership); *General Motors Corp.* (Apr. 5, 2007) (account summary was insufficient proof of continuous ownership); and *RTI International Metals, Inc.* (Jan. 13, 2004) (monthly account statement was insufficient proof of ownership).

As described above, the Proponent failed to provide timely documentary evidence of the Proponent's eligibility to submit a shareholder proposal in response to the Company's proper and timely Deficiency Letter. Accordingly, the Final Proposal may be excluded under Rule 14a-8(b)(1) and Rule 14a-8(f)(l).

II. The Final Proposal Is Excludable Under Rule 14a-8(i)(3) Because It Is Impermissibly Vague and Indefinite and Materially False and Misleading.

Under Rule 14a-8(i)(3), a shareholder proposal may be excluded if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff indicated in *Staff Legal Bulletin No. 14B* (September 15, 2004), that a proposal is misleading, and therefore excludable under Rule 14a-8(i)(3), if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires...".

The Final Proposal seeks a shareholder vote on whether to urge the Board of the Directors of the Company to set a mandatory retirement age for the Company's directors. However, the resolution in the Final Proposal also states that the action requested by the Board of Directors would begin "with the notices and proxies sent well in advance for the 2015 annual meeting." In the Final Proposal's supporting statement, the Proponent expresses her hope that the Company's Board of Directors "would accept at the 2015 Annual Meeting" the retirements of four named directors. This supporting statement may be read to mean that the Final Proposal is binding and that, if supported by shareowners, would result in the retirement of the named Directors, thus leaving no opportunity for the Board of Directors to take any action on the Final Proposal.

Accordingly, the Proponent is asking for action to be taken on the Final Proposal prior to the 2015 Annual Meeting of Shareowners, at which the Proponent intends to present the Final Proposal for shareowner action. It is completely unclear, therefore, what actions the Final Proposal actually requires. If the Board of Directors were to act to implement the Final Proposal prior to the 2015 Annual Meeting of Shareowners, it would render the shareowner action on the Final Proposal moot. Conversely, if the Board of Directors desired to evaluate the level of shareowner support for the Final Proposal at the 2015 Annual Meeting of Shareowners, the portion of the Final Proposal that states that it would be implemented beginning with the proxy materials "sent well in advance of" the meeting could not be complied with. Therefore, the Final Proposal is internally inconsistent and neither the Company nor its shareowners would be able to determine with any reasonable certainty what the Final Proposal requires.

The Staff has regularly permitted exclusion of proposals that are internally inconsistent and which are so confusing that they render them unclear in terms of purpose or implementation. *See Limited Brands, Inc.* (Feb. 29, 2012) (proposal requesting changes to senior executive compensation, including the addition of an undefined "pro rata" calculation for the vesting of equity awards, was vague and indefinite because, in applying the proposal, neither the shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires); *General Electric Company* (Jan. 21, 2011) (proposal requesting that the compensation committee make specified changes to senior executive compensation was vague and indefinite because, when applied to the company, neither the stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires); *Prudential Financial, Inc.* (Feb. 16, 2007) (proposal requesting that the board of directors "seek shareholder approval for senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs" failed to define critical terms, was subject to conflicting interpretations and was likely to confuse shareholders); and *Fuqua Industries, Inc.* (Mar. 12, 1991) (permitting the exclusion of a proposal that failed to provide guidance regarding the meaning and application of critical terms). In permitting the exclusion of the shareholder proposal in *Fuqua*, the Staff stated that "the proposal may be misleading because any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal."

As described above, neither the Company nor its shareowners would be able to determine with any reasonable certainty exactly what actions the Final Proposal requires. Accordingly, the Final Proposal may be excluded under Rule 14a-8(i)(3).

Conclusion

For the reasons set forth above, the Company respectfully requests confirmation that the Staff will not recommend any enforcement action to the Commission if the Final Proposal is excluded from the 2015 Proxy Materials under Rules 14a-8(b), 14a-8(f) and 14a-8(i)(3). Should the Staff disagree with the conclusions set forth in this letter, the Company would appreciate the opportunity to confer with the Staff prior to the issuance of the Staff's response.

Should the Staff have any questions regarding this matter, please feel free to call me at (404) 676-2187.

Sincerely,

A. Jane Kamenz
Securities Counsel

cc: Theresa Page
Gloria K. Bowden
Mark E. Preisinger

Enclosures

Exhibit A

Copy of Original Proposal

Shareholder Resolution

Theresa Page, residing at ***FISMA & OMB MEMORANDUM M-07-16*** , owner of shares with value above $2,500.00, submits the following:

Whereas Coca-Cola has done reasonably well in the geographic diversity of its Board of Directors, it has not done nearly as well in gender and age diversity.

Seventy-three percent (73%) of its members are MALE.

Forty-seven percent (47 %) are between the ages of 71 and 78.

Therefore, be it resolved:

a. That the Annual Meeting in 2015 set the mandatory retirement age as when a board member reaches his/her 73rd birthday, beginning with the notices and proxies sent well in advance for the 2015 Annual Meeting. If this vote passes after the meeting opens and the votes are announced, the Coca- Cola Board of Directors would accept the retirements of Messrs. Herbert Allen, Sam Nunn, James Robinson and Peter Ueberroth with regret and honor their service.

Since this would free up several board seats, **be it further resolved** that the board Committee on Directors and Corporate Governance meet, interview and nominate 3 or 4 highly- qualified females as potential new board members. All the normal biographical information on each potential candidate should be part of the all printed information which goes to every shareholder in advance of the Annual Meeting 2015 . And their potential election should be part of the 2015 Annual Meeting.

Should the majority of shareholders vote in favor of these changes, Coca-Cola will become a true leader among major U.S. corporations, with board membership about 50% FEMALE, or as close as is possible with an uneven number of seats. (15)

This should provide, by the end of the Annual Meeting of 2015, a board balanced in geographic, gender and age diversity and with, perhaps, new, fresh points of view.

Exhibit B

Copy of Deficiency Letter

The Coca-Cola Company
COCA-COLA PLAZA
ATLANTA, GEORGIA

LEGAL DIVISION

ADDRESS REPLY TO
P. O. BOX 1734
ATLANTA, GA 30301
404 676-2121
OUR REFERENCE NO.

November 11, 2014

Certified Mail, Return Receipt Requested

Ms. Theresa Page

FISMA & OMB MEMORANDUM M-07-16

Dear Ms. Page:

On November 6, 2014, we received your submission addressed to the Office of the Secretary of The Coca-Cola Company (the "Company"). A copy of your submission is attached.

Rule 14a-8(f) under the Securities Exchange Act of 1934, as amended, requires us to notify you of the following procedural and eligibility deficiencies in your submission:

1. You did not state whether you were submitting a shareholder proposal for consideration at the Company's 2015 Annual Meeting of Shareowners. If your submission was intended to include a shareholder proposal for action at the Company's 2015 Annual Meeting of Shareowners, you must include your own statement to this effect, as required by Rule 14a-8(a) [Question 1].

2. You did not include any information to prove that you have continuously held, for the one-year period preceding and including the date of your submission on November 6, 2014, shares of Company Common Stock having at least $2,000 in market value or 1% of the outstanding shares of Company Common Stock as required by Rule 14a-8(b). Our records do not list you as a registered holder of shares of Company Common Stock. Since you are not a registered holder of shares of Company Common Stock, you must establish your ownership by one of the means described in Rule 14a-8(b)(2) [Question 2] (for example, if your shares are held indirectly through your broker or bank). *Staff Legal Bulletin No. 14F* (October 18, 2011) and *Staff Legal Bulletin No. 14G* (October 16, 2012) provide guidance on submitting proof of ownership, including where the broker or bank is not on Depository Trust Company's participant list.

3. You did not include your own statement that you intend to continue to hold the requisite number of shares of Company Common Stock through the date of the Company's 2015 Annual Meeting of Shareowners, as required by Rule 14a-8(b)(2) [Question 2].

4. Your submission contains more than one proposal in violation of Rule 14a-8(c) [Question 3]. Rule 14a-8(c) provides that a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. We believe your submission contains multiple proposals, including proposals relating to (i) the adoption of a specific mandatory retirement age for directors, and (ii) the identification and submission of particular director nominees for election at the Company's 2015 Annual Meeting of Shareowners. You may correct this procedural deficiency by submitting a revised proposal that meets the requirements of Rule 14a-8(c) by indicating which proposal you would like to submit and which proposals you would like to withdraw.

The requested information must be furnished to us electronically or be postmarked no later than 14 days from the date you receive this letter of notification. If the requested information is not provided, we may exclude your shareholder proposals from our proxy materials. For your reference, we have attached a copy of Rule 14a-8 and *Staff Legal Bulletin No. 14F* (October 18, 2011) and *Staff Legal Bulletin No. 14G* (October 16, 2012). To transmit your reply electronically, please reply to my attention at the following fax number: 404-598-2187 or e-mail at jkamenz@coca-cola.com; to reply by courier, please reply to my attention at NAT 2136, One Coca-Cola Plaza, Atlanta, Georgia 30313, or by mail to NAT 2136, P.O. Box 1734, Atlanta, Georgia, 30301.

Please note that the Company reserves the right to raise any substantive objections to your submission at a later date.

Please do not hesitate to call me at 404-676-2187 should you have any questions. We appreciate your interest in the Company.

Very truly yours,

A. Jane Kamenz
Securities Counsel

c: Gloria Bowden
Mark Preisinger

Enclosures

Shareholder Resolution

Theresa Page, residing at***FISMA & OMB MEMORANDUM M-07-16*** , owner of shares with value above $2,500.00, submits the following:

Whereas Coca-Cola has done reasonably well in the geographic diversity of its Board of Directors, it has not done nearly as well in gender and age diversity.

Seventy-three percent (73%) of its members are MALE.

Forty-seven percent (47 %) are between the ages of 71 and 78.

Therefore, be it resolved:

a. That the Annual Meeting in 2015 set the mandatory retirement age as when a board member reaches his/her 73rd birthday, beginning with the notices and proxies sent well in advance for the 2015 Annual Meeting. If this vote passes after the meeting opens and the votes are announced, the Coca- Cola Board of Directors would accept the retirements of Messrs. Herbert Allen, Sam Nunn, James Robinson and Peter Ueberroth with regret and honor their service.

Since this would free up several board seats, **be it further resolved** that the board Committee on Directors and Corporate Governance meet, interview and nominate 3 or 4 highly- qualified females as potential new board members. All the normal biographical information on each potential candidate should be part of the all printed information which goes to every shareholder in advance of the Annual Meeting 2015. And their potential election should be part of the 2015 Annual Meeting.

Should the majority of shareholders vote in favor of these changes, Coca-Cola will become a true leader among major U.S. corporations, with board membership about 50% FEMALE, or as close as is possible with an uneven number of seats. (15)

This should provide, by the end of the Annual Meeting of 2015, a board balanced in geographic, gender and age diversity and with, perhaps, new, fresh points of view.

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement

released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to Paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of Law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to Paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of Proxy Rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal Grievance; Special Interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of Power/Authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management Functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director Elections*: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with Company's Proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to Paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) *Substantially Implemented:* If the company has already substantially implemented the proposal;

Note to Paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that

information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

(c) No nominee, nominating shareholder or nominating shareholder group, or any member thereof, shall cause to be included in a registrant's proxy materials, either pursuant to the Federal proxy rules, an applicable state or foreign law provision, or a registrant's governing documents as they relate to including shareholder nominees for director in a registrant's proxy materials, include in a notice on Schedule 14N (§ 240.14n-101), or include in any other related communication, any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to a solicitation for the same meeting or subject matter which has become false or misleading.

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)

(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

---

[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

Page 35 redacted for the following reason:
- -
FISMA & OMB MEMORANDUM M-07-16

Exhibit C

Copy of email correspondence dated November 24, 2014

Jane Kamenz

From: jkamenz@coca-cola.com
Sent: Monday, November 24, 2014 3:35 PM
To: 'Theresa Page'
Cc: Mark Preisinger; Gloria Bowden
Subject: RE: 2 questions re Annual Meeting

Hello Ms. Page;

I'll call you tomorrow at 2:15 p.m.

Since your shares are held beneficially, I recommend that you ask your broker for assistance in providing you with the necessary proof of ownership for purposes of submitting your shareholder proposal. We are only able to verify the eligibility of shareholders whose names appear in The Coca-Cola Company's records as a shareholder.

Best regards, Jane Kamenz

Anita Jane Kamenz | Securities Counsel – Office of the Secretary | The Coca-Cola Company
1 Coca-Cola Plaza, NW | NAT 2136 | Atlanta, Georgia | 30313-1725
404.676.2187 | ▯ 404.598.2187▯▯▯jkamenz@coca-cola.com

-----Original Message-----
From: Theresa P***FISMA & OMB MEMORANDUM M-07-16***
Sent: Monday, November 24, 2014 1:24 PM
To: Jane Kamenz
Subject: Re: 2 questions re Annual Meeting

I have an appointment in the morning, so would 2:15 pm Tuesday be acceptable to you?

A question for you to perhaps check on in the interim— The title on my brokerage account is

TIA-CREF TRUST COMPANY CUST
FBO THERESA COOKE PAGE IRA

FISMA & OMB MEMORANDUM M-07-16

This is a revocable trust where I am the ONLY trustee and "my estate" is the only beneficiary.

I would be grateful for your advice.

Theresa Page

On Nov 24, 2014, at 12:15 PM, Jane Kamenz <jkamenz@coca-cola.com> wrote:

> Dear Ms. Page;
>
> In your email, you indicated that you would be available on Tuesday afternoon. Could we schedule a telephone call somewhere between 1:00 p.m. and 3:00 p.m. tomorrow? Please let me know what time would be convenient for you. I can call the number you listed below.

>
> Regarding your question about who can serve as a representative, the applicable state law is Delaware, being the law of The Coca-Cola Company's state of incorporation. We can discuss your options in choosing a representative.
>
> In our letter of November 11, 2014, we provided you with guidance on how to submit your proof of ownership of The Coca-Cola Company Common Stock. Since the requirements of Rule 14a-8(b) [Question 2] are highly prescriptive, I recommend that you read through Staff Legal Bulletin No. 14F and Staff Legal Bulletin 14G to avoid errors when submitting your proof of ownership, particularly since you hold your shares through a broker. If we should raise any objections to your submission and ask for no-action relief from the staff of the Securities and Exchange Commission, your proof of ownership would be attached to our request, and would therefore be made public.
>
> I look forward to our conversation.
>
> Regards, Jane Kamenz
>
> Anita Jane Kamenz | Securities Counsel – Office of the Secretary | The Coca-Cola Company
> 1 Coca-Cola Plaza, NW | NAT 2136 | Atlanta, Georgia | 30313-1725
> 404.676.2187 | ☒ 404.598.2187☒☒☒jkamenz@coca-cola.com
>
>
> -----Original Message-----
> From: Theresa P***FISMA & OMB MEMORANDUM M-07-16***
> Sent: Monday, November 24, 2014 7:57 AM
> To: Jane Kamenz
> Subject: 2 questions re Annual Meeting
>
> Dear Ms. Kamenz:
>
> I am nearly ready to submit a finished Shareholders Resolution. But before I send it off to The Coca-Cola Company I have a few minor questions to ask you or your staff.
>
>
> 1.a. I am unclear re the following—"In addition, the shareholder proponent OR A REPRESENTATIVE WHO IS QUALIFIED UNDER STATE LAW" must appear in person at the 2015 Annual Meeting of Shareholders to present such proposal."
>
> What are the exact qualifications required for a "REPRESENTATIVE QUALIFIED UNDER STATE LAW?" I would assume that
> that means under Georgia law?
>
> 1b. I will already be 80 years old at the April 2015 meeting. I am also somewhat handicapped, so it may be difficult for me to be there in person. I know almost nobody in Atlanta, but I would try to find someone who could stand in for me in a pinch. But hiring a local attorney there at several hundred dollars per hour is not in the cards.
>
> Are there any other alternatives? Is Skype a possibility, from my home?
>
>
> 2. Am I correct that my brokerage statements from TIAA-CREF are totally private and personal and are for the eyes of you and your staff only? They are to prove that I am who I say that I am, that I really do have the shares I say that I do, and that I more than meet the required $2,000 minimum value.
>

> I do not wish any of my private brokerage statements to go beyond your office or to be made public in any shape or form.
>
>
>
> I will not be available Monday morning, but I will try to reach you Monday or Tuesday afternoon by phone. I would be grateful for your help with these questions.
>
> With kind regards,
>
>
> Theresa Page
>
>
FISMA & OMB MEMORANDUM M-07-16
>
>
>
> ________________________________
>
> CONFIDENTIALITY NOTICE
> NOTICE: This message is intended for the use of the individual or entity to which it is addressed and may contain information that is confidential, privileged and exempt from disclosure under applicable law. If the reader of this message is not the intended recipient, you are hereby notified that any printing, copying, dissemination, distribution, disclosure or forwarding of this communication is strictly prohibited. If you have received this communication in error, please contact the sender immediately and delete it from your system. Thank You.
>
> ________________________________
>

Exhibit D

Copy of First Revised Original Proposal

Jane Kamenz

From:	Theresa Page ***FISMA & OMB MEMORANDUM M-07-16***
Sent:	Wednesday, November 26, 2014 3:53 PM
To:	Jane Kamenz
Cc:	Theresa Page
Subject:	letter to you
Attachments:	11-16-14.cc.responsedocx

1. First, thank you for all your patience and understanding and help.

2. Second, I sent a full copy of this, (with a few minor corrections) certified and return receipt requested this morning. before it started snowing.

3. I hope you got safely to the Carolinas yesterday. And I send prayers that you have a blessed Thanksgiving.

Theresa Page

Ms, A. Jane Kamenz
Securities Counsel
The Coca-Cola Company
P.O. Box 1734
Atlanta, GA 30301

Sent by e-mail to jkamenz@coca-cola.com

Dear Ms. Kamenz :

Thank you for your communication of November 11, 2014. I was especially grateful for your enclosure of the Rule 14a-8 of the SEC and the "Staff Legal Bulletin – No. 14F (Shareholder Proposals). They were informative.

RE your POINT # 1

1 A. I submitted 2 types of correspondence on the subject. The first was an e-mail from me and sent per Coca-Cola instructions to <shareholderservices@coca-cola.com. The corporation received this perhaps on November 6, 2015. It was titled "Proposed Shareholder Resolution for 2015 Meeting".

The first sentence of the e-mail read *"Attached is the text for a proposed shareholder resolution sent ahead of the deadline of November 7, 2014. It is for the Annual Shareholders Meeting of The Coca-Cola Company to be held in the spring of 2015 in Atlanta. In addition to the e-mail, I also sent by mail a letter via the US Post Office to your P.O. Box 1734 in Atlanta."*

However, with your advice and with your assistance, I have revised my resolution to one asking the shareholders to vote to urge the Board of Directors to set a MANDATORY retirement age for directors, since the corporation has been criticized for having an entrenched board, with many directors having 17 – 39 years tenure each.

1. B. The page is titled at the top "Proposed Shareholder Resolution". In the next sentence I *identify myself as a Coca-Cola shareholder having held at 10/31/13 more than $2,500 of market value in its common stock., and having held it continuously until 11/6/14. I continue to hold more than the required amount and have no intention of selling any Coca-Cola common shares of stock before, during or after the Spring, 2015 shareholder meeting. The text goes on to say*

"Therefore, be it resolved that at the Annual Meeting in 2015 etc." Those words are written by me, and my purpose is to introduce a shareholder resolution at the Annual Meeting of Shareholders in 2015. My purpose in proposing this resolution is to urge the Board of Directors to set a mandatory retirement age for directors as a director's 73rd birthday, beginning with the 2015 Annual Meeting and its advance notices and proxies sent well ahead to all shareholders before the Annual Meeting of 2015.

2. A. In the 104-page major document titled ***"Notice of 2014 Annual Meeting of Shareholders and Proxy Statement" I was not able to find a stated requirement that I must provide "proof that I have continuously held for the one-year period preceding and including the date of my submission of November 6, 2014, shares of common stock having a value of at least $2,500.00 in market value."*** Had I known that, I would have sent the enclosed brokerage statements below with my original submission.

In addition to my sharing several pages of my TIAA-CREF Brokerage statements from 10/31/13 and 10/31/14, ***I have also requested from the TIAA-CREF brokerage staff that they obtain a statement from whichever DTF services the brokerage, a statement that I held more than $2,500.00 in Coca-Cola common stock at 10/31/13, which was more than 12 months prior to the submission date of 11/6/14, and that at submission date, I continued to hold at least $2,500.00.***

Indeed, I have written below that I have no intention of selling ANY Coca-Cola shares before, during, or after the Spring 2015 Annual Meeting

2. B. Attached are copies of my TIAA-CREF Brokerage statements for the time period ending at 10/31/2013, which would have been the " beginning of the one-year period preceding my submission. " **All of my TIAA-CREF statements are meant to be personal and private, for your eyes and your staff only, and not to be made public, nor given to the SEC.**

2. B.1. Pages 1 and 7 of the 10/31/13 brokerage account of which I am the sole trustee and "my estate" is the sole beneficiary. Page 7 shows that I owned 742.868 shares on 10/31/2013 .

2.B. 2. Page 7, dated 10/I – 10/31/**2014** showing my ownership of 500.8 shares of Coca-Cola at 10/31/2014. I can not provide proof that I still owned 500 shares on the November 6, 2014 date of shareholder resolution submission since I have not yet received my 11/30/2014 statement. ***But I can assure you that there has been no change in my ownership since 10/31/2014.*** As soon as the 11/30/2014 statement is received, I will send a copy to you immediately.

I have also asked TIAA to obtain a statement in writing from the DTC serving the TIAA Brokerage confirming all the above facts. I will e-mail it to you as soon as it is in my hands.

2.B.3. There is a 200+ share difference between 2013 and 2014. Congress passed a law towards the end of 2013 allowing IRA owners to directly donate tax-free to 501-c-3 corporations with no penalties if done before 12/31/2013. I took advantage of this opportunity.

This was all funded with sales of shares from my TIAA brokerage IRA account, including from Coca-Cola Company. Thus, the reduction in shares. ***There is no such opportunity for 12/31/14.***

2.B.5. Or your Point # 3. ***This is my statement that I have no intention of selling any shares of Coca-Cola before the 2015 Annual Meeting.***

4.0 (Your Point 4.) I agree with your Point 4 that there is more than one resolution in the text. I THEREFORE AM SUBMITTING **A REVISED SHAREHOLDER RESOLUTION** .

THERESA PAGE, RESIDING AT ***FISMA & OMB MEMORANDUM M-07-16*** IS THE OWNER OF MORE THAN $2,500.00 IN MARKET VALUE OF COMMON STOCK SHARES OF THE COCA-COLA COMPANY AS OF 11/6/2014. SHE HAS SUBMITTED THE FOLLOWING PROPOSED RESOLUTION FOR THE SPRING 2015 ANNUAL SHAREHOLDER MEETING OF THE COCA-COLA COMPANY.

REVISED PROPOSED SHAREHOLDER RESOLUTION

"WHEREAS THE COCA-COLA COMPANY HAS DONE SOMEWHAT WELL IN THE GEOGRAPHIC DIVERSITY OF ITS BOARD OF DIRECTORS. IT HAS NOT DONE NEARLY AS WELL IN GENDER AND AGE DIVERSITY. IN LATE 2013 , AN INDEPENDENT INVESTMENT RESEARCH FIRM CALLED "GMI RATINGS" RATED THE COCA-COLA BOARD OF DIRECTORS "F", AND ITS EXECUTIVE PAY POLICIES A "D"

47% OF THE DIRECTORS ARE BETWEEN THE AGES OF 71 AND 78.
73% OF ITS MEMBERS ARE MALE.

THEREFORE, BE IT RESOLVED

THAT AT THE SPRING 2015 ANNUAL MEETING OF COCA-COLA SHAREHOLDERS, THE SHAREHOLDERS WILL VOTE ON WHETHER TO URGE THE CORPORATE BOARD OF DIRECTORS TO SET A MANDATORY RETIREMENT AGE FOR DIRECTORS TO BE WHEN A BOARD MEMBER REACHES HIS/HER 73RD BIRTHDAY, BEGINNING WITH THE NOTICES AND PROXIES SENT WELL IN ADVANCE FOR THE 2015 ANNUAL MEETING.

SHAREHOLDER SUPPLEMENTAL COMMENTS ON THE PROPOSED RESOLUTION

In the "Notice of *2014* Annual Meeting of Shareholders and Proxy Statement" it points out on page 97, " ***an independent investment research firm called "GMI Ratings", apparently rated the Coca-Cola board "F" and its executive pay policies "D".***

GMI Ratings apparently also pointed out that Coca-Cola had an entrenched board with 16 to 38 years tenure each for a large number of its directors. GMI Ratings also reported that NO independent board member had general expertise in risk management. "Apparently, GMI also said this corporation had a higher accounting and governance RISK than 95% of companies had and had a higher shareholder class-action litigation RISK than 93% of all rated companies in this region."

It is my hope that the Board of Directors would accept at the 2015 Annual Meeting the retirements of Herbert Allen, Samuel Nunn, James Robinson, and Peter Ueberroth with regret, and honor their service with a meaningful gesture of appreciation. Perhaps endowed scholarships?

It is also my hope that, if this shareholder resolution is passed and the Board of Directors establishes a mandatory retirement age, that the seats being vacated will be filled as soon as possible with highly-qualified female board members until about 50% of the Board of Directors is female.

This would insure that The Coca-Cola Company Board of Directors would become a **TRUE** leader among US corporations, with gender, geographic and age diversity.

Exhibit E

Copy of Second Revised Original Proposal

THERESA PAGE, RESIDING AT ***FISMA & OMB MEMORANDUM M-07-16*** , IS THE OWNER OF MORE THAN $2,500.00 IN MARKET VALUE OF COMMON STOCK SHARES OF THE COCA-COLA COMPANY AS OF 11/6/2014. SHE HAS SUBMITTED THE FOLLOWING PROPOSED RESOLUTION FOR THE SPRING 2015 ANNUAL SHAREHOLDER MEETING OF THE COCA-COLA COMPANY.

PROPOSED SHAREHOLDER RESOLUTION

"WHEREAS THE COCA-COLA COMPANY HAS DONE REASONABLY WELL IN THE GEOGRAPHIC DIVERSITY OF ITS BOARD OF DIRECTORS. IT HAS NOT DONE NEARLY AS WELL IN GENDER AND AGE DIVERSITY. IN LATE 2013 , AN INDEPENDENT INVESTMENT RESEARCH FIRM CALLED "GMI RATINGS" RATED THE COCA-COLA BOARD OF DIRECTORS "F", AND ITS EXECUTIVE PAY POLICIES.A "D"

47% OF THE DIRECTORS ARE BETWEEN THE AGES OF 71 AND 78.
73% OF ITS MEMBERS ARE MALE.

THEREFORE, BE IT RESOLVED

THAT AT THE SPRING 2015 ANNUAL MEETING OF COCA-COLA SHAREHOLDERS, THE SHAREHOLDERS URGE THE CORPORATE BOARD OF DIRECTORS TO SET THE MANDATORY RETIREMENT AGE FOR DIRECTORS TO BE WHEN A BOARD MEMBER REACHES HIS/HER 73RD BIRTHDAY, BEGINNING WITH THE NOTICES SENT WELL IN ADVANCE FOR THE 2015 ANNUAL MEETING.

SHAREHOLDER SUPPLEMENTAL COMMENTS ON THE PROPOSED RESOLUTION

In the "Notice of *2014* Annual Meeting of Shareholders and Proxy Statement" it points out on page 97, "***an independent investment research firm called "GMI Ratings", rated the Coca-Cola board "F" and our executive pay policies "D".***

GMI Ratings apparently also pointed out that Coca-Cola had an entrenched board with 16 to 38 years tenure each for many of its directors. GMI Ratings also reported that NO independent board member had general expertise in risk management.. "Apparently, GMI also said this corporation had a higher accounting and governance risk than 95% of companies had and had a higher shareholder class-action litigation risk than 93% of all rated companies in this region."

It is my hope that the Board of Directors would accept at the 2015 Annual Meeting the retirements of Herbert Allen, Samuel Nunn, James Robinson, and Peter Ueberroth with regret, and honor their service with a meaningful gesture of appreciation. Perhaps endowed scholarships?

It is also my hope that, if this shareholder resolution is passed and the Board of Directors establishes a mandatory retirement age, that the seats being vacated will be filled as soon as possible with highly-qualified female board members until about 50% of the Board of Directors is female.

This would insure that The Coca-Cola Company Board of Directors would become a true leader among US corporations, with about 50% female board membership, and with geographic and age diversity.

THERESA PAGE

FISMA & OMB MEMORANDUM M-07-16

PLACE STICKER AT TOP OF ENVELOPE TO THE RIGHT OF THE RETURN ADDRESS, FOLD AT DOTTED LINE

CERTIFIED MAIL™

7013 3020 0001 0267 2271

UNITED STATES POSTAL SERVICE

1000 30301

U.S. POSTAGE
PAID
TROY, NY
12182
NOV 26, 14
AMOUNT

$6.49
00064977-03

OFFICE OF THE SECRETARY
THE COCA-COLA COMPANY
P.O. BOX 1734
ATLANTA, GA 30301

RETURN RECEIPT REQUESTED

LW
11/28

30301$1734

Page 48 redacted for the following reason:

- -

FISMA & OMB MEMORANDUM M-07-16

Exhibit F

Copy of Final Proposal

Jane Kamenz

From: Theresa Page ***FISMA & OMB MEMORANDUM M-07-16***
Sent: Friday, November 28, 2014 10:11 PM
To: Jane Kamenz
Cc: Theresa Page
Subject: Maybe
Attachments: 11-28-14.CCdocx

Maybe this will finally be right!

Theresa Page

Ms, A. Jane Kamenz
Securities Counsel
The Coca-Cola Company
P.O. Box 1734
Atlanta, GA 30301

Sent by e-mail to jkamenz@coca-cola.com

Dear Ms. Kamenz:

Thank you for your communication of November 11, 2014. I was especially grateful for your enclosure of the Rule 14a-8 of the SEC and the "Staff Legal Bulletin – No. 14F (Shareholder Proposals). They were informative.

RE your POINT # 1

1 A. I submitted 2 types of correspondence on the subject. The first was an e-mail from me and sent per Coca-Cola instructions to shareholderservices@coca-cola.com. Your office received this probably on November 6, 2014. It was titled "Proposed Shareholder Resolution for 2015 Meeting".

The first sentence of the e-mail read *"Attached is the text for a proposed shareholder resolution sent ahead of the deadline of November 7, 2014. It is for the Annual Shareholders Meeting of The Coca-Cola Company to be held in the spring of 2015 in Atlanta. In addition to the e-mail, I also sent a letter via the US Post Office to your P.O. Box 1734 in Atlanta." You received that on 11/6/14.*

With your advice and your assistance, I have revised my resolution to one asking the shareholders to vote to urge the Board of Directors to set a MANDATORY retirement age for directors, since the corporation has been criticized for having an entrenched board, with many directors having 17 – 39 years tenure each.

1. B. The page is titled at the top "Proposed Shareholder Resolution". In the next sentence I *identify myself as a Coca-Cola shareholder having held at 10/31/13 more than $2,500 of market value in its common stock, and having held it continuously until 11/6/14. I continue to hold more than the required amount and have no intention of selling any Coca-Cola common shares of stock before, during or after the Spring 2015 shareholder meeting. The text goes on to say*

"Therefore, be it resolved that at the Annual Meeting in 2015 etc." Those words were written by me, and my purpose was to introduce a shareholder resolution at the Annual Meeting of Shareholders in 2015. My purpose in proposing this resolution is to urge the Board of Directors to set a mandatory retirement age for directors as a director's 73rd birthday, beginning with the 2015 Annual Meeting and its advance notices and proxies sent well ahead to all shareholders before the Annual Meeting of 2015.

2. A. In the 104-page major document titled ***"Notice of 2014 Annual Meeting of Shareholders and Proxy Statement" I was not able to find a requirement that I must provide "proof that I have continuously held for the one-year period preceding and including the date of my submission of November 6, 2014, shares of common stock having a value of at least $2,500.00 in market value."*** Had I known that, I would have sent the enclosed brokerage statements below with my original submission.

In addition to my sharing several pages of my TIAA-CREF Brokerage statements from 10/31/13 and 10/31/14, ***I have also requested from the TIAA-CREF brokerage staff that they obtain a statement from whichever DTF services the brokerage, a statement that I held more than $2,500.00 in Coca-Cola common stock at 10/31/13, which was more than 12 months prior to the submission date of 11/6/14, and that at the submission date, I continued to hold at least $2,500.00.***

Indeed, I have written below that I have no intention of selling ANY Coca-Cola shares before, during, or after the Spring 2015 Annual Meeting

2. B. Attached are copies of my TIAA-CREF Brokerage statements for the time period ending at 10/31/2013, which would have been the " beginning of the one-year period preceding my submission. " **All of my TIAA-CREF statements are meant to be personal and private, for your eyes and your staff only, and not to be made public, nor given to the SEC.**

2. B.1. Pages 1 and 7 of the 10/31/13 brokerage account of which I am the sole trustee and "my estate" is the sole beneficiary. Page 7 shows that I owned 742.868 shares on 10/31/2013 .

2.B. 2. Page 7, dated 10/I – 10/31/**2014** showing my ownership of 500.8 shares of Coca-Cola at 10/31/2014. I can not provide proof that I still owned 500 shares on the November 6, 2014 date of shareholder resolution submission since I have not yet received my 11/30/2014 statement. ***But I can assure you that there has been no change in my ownership since 10/31/2014.*** As soon as the 11/30/2014 statement is received, I will send a copy to you immediately.

I have also asked TIAA to obtain a statement in writing from the DTC serving the TIAA Brokerage confirming all the above facts. I will e-mail it to you as soon as it is in my hands.

2.B.3. There is a 200+ share difference between 2013 and 2014. Congress passed a law towards the end of 2013 allowing IRA owners to directly donate tax-free to 501-c-3 corporations with no penalties if done before 12/31/2013. I took advantage of this opportunity.

This was all funded with sales of shares from my TIAA brokerage IRA account, including from Coca-Cola Company. Thus, the reduction in shares. ***There is no such legislation for 12/31/14.***

2.B.5. Or your Point # 3. ***This is my statement that I have no intention of selling any shares of Coca-Cola before the 2015 Annual Meeting.***

4.0 (Your Point 4.) I agree with your Point 4 that there is more than one resolution in the text. I THEREFORE AM SUBMITTING **A REVISED SHAREHOLDER RESOLUTION** .

THERESA PAGE, RESIDING AT ***FISMA & OMB MEMORANDUM M-07-16*** , IS THE OWNER OF MORE THAN $2,500.00 IN MARKET VALUE OF COMMON STOCK SHARES OF THE COCA-COLA COMPANY AS OF 11/6/2014. SHE HAS SUBMITTED THE FOLLOWING REVISED PROPOSED RESOLUTION FOR THE SPRING 2015 ANNUAL SHAREHOLDER MEETING OF THE COCA-COLA COMPANY.

REVISED PROPOSED SHAREHOLDER RESOLUTION

WHEREAS IN 2013, AN INDEPENDENT INVESTMENT RESEARCH FIRM CALLED "**GMI RATINGS**" APPARENTLY RATED THE COCA-COLA BOARD OF DIRECTORS "F", AND ITS EXECUTIVE PAY POLICIES A "D".

47% OF COCA-COLA'S BOARD IS BETWEEN THE AGES OF 71 AND 78.
73% OF ITS MEMBERSHIP IS MALE.

THEREFORE, BE IT RESOLVED

THAT AT THE SPRING 2015 ANNUAL MEETING OF COCA-COLA SHAREHOLDERS, THE SHAREHOLDERS WILL VOTE ON WHETHER TO URGE THE CORPORATE BOARD OF DIRECTORS TO SET A MANDATORY RETIREMENT AGE FOR DIRECTORS TO BE WHEN A BOARD MEMBER REACHES HIS/HER 73RD BIRTHDAY, BEGINNING WITH THE NOTICES AND PROXIES SENT WELL IN ADVANCE FOR THE 2015 ANNUAL MEETING.

SHAREHOLDER SUPPLEMENTAL COMMENTS ON THE PROPOSED RESOLUTION

In the "Notice of ***2014*** Annual Meeting of Shareholders and Proxy Statement" it points out on page 97, ""***GMI Ratings apparently also pointed out that Coca-Cola had an entrenched board with 16 to 38 years tenure each for a large number of its directors. GMI Ratings also reported that NO independent board member had general expertise in risk management. "Apparently, GMI also said this corporation had a higher accounting and governance RISK than 95% of companies had and had a higher shareholder class-action litigation RISK than 93% of all rated companies in this region."***

It is my hope that the Board of Directors would accept at the 2015 Annual Meeting the retirements of Herbert Allen, Samuel Nunn, James Robinson, and Peter Ueberroth with regret, and honor their service with a meaningful gesture of appreciation. Perhaps endowed scholarships in their names?

It is also my hope that if this shareholder resolution is passed and the Board of Directors establishes a mandatory retirement age, that the seats being vacated will be filled as soon as possible with highly-qualified female board members until about 50% of the Board of Directors is female.

This would insure that The Coca-Cola Company Board of Directors would become a **TRUE** leader among US corporations, with gender, geographic and age diversity.

Exhibit G

Copy of email correspondence dated November 28, 2014

Jane Kamenz

From: Theres***FISMA & OMB MEMORANDUM M-07-16***
Sent: Friday, November 28, 2014 11:02 AM
To: Jane Kamenz
Subject: minor revisions

Dear Jane Kamenz-

My new separate e-mail to you is a corrected version of what I sent you on Wednesday.

There are some word changes, corrections of typos, and deletions of words and sentences to shorten the submission.

Also coming will be the TIAA brokerage 3-4 pages from the 2 dates.

As I am not a computer whiz, some of the pieces may come later rather than sooner.
I am very slow.

Please feel free to ***FISMA & OMB MEMORANDUM M-07-16***mments or suggested changes.

Theresa Page